Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (615) 564-8204

Mark J. Schulte and W.E. Sheriff
Co-Chief Executive Officers
Brookdale Senior Living Inc.
330 North Wabash
Suite 1400
Chicago, IL 60611

> **Re:** **Brookdale Senior Living Inc.**
> **Definitive Schedule 14A**
> **Filed April 27, 2007**
> **File No. 1-32641**

Dear Messrs. Schulte and Sheriff:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Proposal Number One--Election of Directors, page 4

Director Independence, page 6

1.   You state that, in determining whether a director is independent according to New York Stock Exchange listing standards, the board considered "all relevant facts and circumstances." For each director and nominee for director that is identified as independent, please describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that were considered by the board under the New York Stock Exchange independence definitions in determining that the director is independent. See Item 407(a)(3) of Regulation S-K.

Compensation of Executive Officers, page 15

Compensation Discussion and Analysis, page 15

2.   You state on page 15 that the compensation committee has "access to survey results and other information prepared by various consulting firms." Please clarify whether the compensation committee used this information to benchmark any elements or levels of the named executive officers' compensation. If so, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, identify the benchmarked companies. Also discuss how the compensation committee used the benchmarking information to determine the levels and amounts of named executive officer compensation.

2006 Named Executive Officer Compensation, page 16

3.   Further describe why the compensation committee believes that the executive officers' base salaries should be at the amounts that they currently are and also capped at the particular dollar amount chosen. We note your disclosure on page 16.

4.   We note your statements on pages 15 and 16 regarding the committee's consideration of individual performance in determining named executive officer compensation, particularly annual bonuses. Please analyze how the committee's consideration of an officer's individual performance resulted in the amount of bonus, or any other compensation element, paid to the officer as compensation for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K. Also provide more discussion as to why the officers have different performance measures for incentive compensation and different target bonus opportunities.

5.   Specify the performance measures the committee established for determining incentive compensation for each named executive officer, to the extent you have

not already done so on page 17. Also disclose the performance targets and threshold levels that must be reached for payment to each executive. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis supporting your conclusion. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Regulation S-K Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

6. We note your disclosure on page 18. Describe the considerations or guidelines the committee follows in determining whether it should exercise its discretion to increase bonus awards, as it did for Messrs. Schulte, Ohlendorf and Rijos. Address whether the considerations or guidelines differ among the officers and what the maximum adjustment may be.

7. We note that the 2007 target bonus opportunity appears substantially greater than the 2006 target bonus opportunity for each named executive officer. Please discuss the reasons for the increased opportunity.

8. We note your disclosure as to when the compensation committee establishes performance goals for the fiscal year. To the extent you have available information regarding such goals and targets for the current fiscal year because you already have set the goals and targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 to Item 402(b) of Regulation S-K. Also refer to comment five above.

Employment Agreements with Named Executive Officers, page 21

9. We note the various arrangements you have with the named executive officers and various scenarios described here and in the section starting on page 27 discussing termination and change-in-control payment arrangements. In your compensation discussion and analysis, please discuss how your change-in-control arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Grants of Plan-Based Awards in Fiscal 2006, page 24

10.   Please clarify whether you have minimum and maximum payouts for equity and non-equity incentive plan grants in 2006. If you have them, reflect this information in the table. If not, we note that you have stated 2007 performance minimum and maximum payments. In your compensation discussion and analysis, explain the change in policy and the reason for any change.

Potential Payments upon Termination or Change in Control, page 27

11.   Regarding the total termination compensation for named executive officers that left the company, such as Mr. Young and Ms. Paskin, please present in the table what they actually were or will be paid. See Instruction 4 to Item 402(j) of Regulation S-K. Also consider stating, in a row or column in the table, each named executive officer's total compensation following each kind of termination event.

12.   Concisely state the pertinent definitions of "change of control," "cause," and "good reason" so that shareholders may understand when payment provisions will be triggered.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor